EXHIBIT 3.3

ALLTEMP, INC.

CERTIFICATE OF DESIGNATION

Series D Convertible Preferred Stock

par value $0.001 per share

The undersigned, in accordance with the General Corporation law of the State of Delaware (“DGCL”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Articles and Bylaws of Alltemp, Inc., Inc. (the “Corporation”), on April 19, 2021, the Board of Directors of the Corporation duly adopted this Certificate of Designation (“Designation”) establishing the following powers, designations, preferences, limitations, restrictions and relative rights of 1,000,000 shares of preferred stock designated as Series D Convertible Preferred Stock of the Corporation (“Series D Convertible Preferred Stock”).

DESIGNATION OF 1,000,000 SHARES OF SERIES D CONVERTIBLE PREFERRED STOCK

The Series D Convertible Preferred Stock has the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. All dollar amounts are in US $.

1. VOTING.Holders of the Series D Convertible Preferred Stock voting as a separate class shall have the right to elect a majority of the members of the Corporation’s Board of Directors until June 30, 2022, and until June 30, 2023, shall vote together with the holders of the Common Stock of the Corporation as a single class on all other matters submitted to a vote of stockholders, with each share of Series D Convertible Preferred Stock entitled to 1,000 votes, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation. The holders of the Series D Convertible Preferred Stock shall not be entitled to any voting rights after June 30, 2023. The holders of the Series D Convertible Preferred Stock shall be permitted to vote their shares pursuant to written consent in the manner provided to holders of shares of Common Stock in accordance with the General Corporation Law of the State of Delaware and the Certificate of Incorporation and Bylaws of the Corporation.

2. DIVIDENDS. The Series D Convertible Preferred Stock shall be treated pari passu with the Common Stock except that the dividend on each share of Series D Convertible Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of Common Stock multiplied by the Conversion Rate.

3. LIQUIDATION PREFERENCE. The holders of the Series D Convertible Preferred Stock shall not be entitled to any liquidation preference.

1

4. CONVERSION RATE. The conversion rate shall be one thousand (1,000) shares of Common Stock for each share of Series D Convertible Preferred Stock (the “Conversion Rate”).

5. CONVERSION. The holders of the Series D Convertible Preferred Stock shall have the right to convert into common shares, at any time, with written notice to the Corporation, so long as the Corporation has a sufficient authorized and unissued common shares to accommodate said conversion. In no event shall the Holder be allowed to effect a conversion if such conversion, along with all other shares of Company Common Stock beneficially owned by the Holder and its affiliates would exceed 4.99% of the outstanding shares of the Common Stock of the Company (which may be increased up to 9.9% upon 61 days’ prior written notice by the Holder).

6. REDEMPTION. The shares of Series D Convertible Preferred Stock shall be redeemable at the option of the Corporation at any time after June 30, 2022 upon not less than 30 days written notice to the holders of the Series D Convertible Preferred Stock subject to the Conversion rate.

7. LIMITATIONS.So long as 51% of the shares of Series D Convertible Preferred Stock originally issued remains outstanding, the Corporation shall not, without the affirmative vote or the written consent of the holders of at least 51% of the then outstanding shares of Series D Convertible Preferred Stock, voting separately as a class:

7.1 create, authorize or issue any equity security, or any security convertible into or exercisable for any equity security, unless such security is junior to the Series D Convertible Preferred Stock, in terms of dividend and liquidation preference;

7.2 Increase the total number of authorized shares of Series D Convertible Preferred Stock; and

7.3 a transaction described in Section 2(h)(ii)(C).

8. RECORD OWNER.The Corporation may deem the person in whose name shares of Series D Convertible Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Series D Convertible Preferred Stock for all purposes, and the Corporation shall not be affected by any notice to the contrary.

9. NOTICES. Any notice required or permitted by the provisions of this Designation to be given to a holder of shares of Series D Convertible Preferred Stock shall be mailed, postage prepaid, to the address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

IN WITNESS WHEREOF, this Designation of Series D Convertible Preferred Stock has been adopted by the Board of Directors of this Corporation on March 29, 2021 and executed by a duly authorized officer of this Corporation effective as of March 29, 2021.

By:	/s/ Ben Hansel
Ben Hansel, President

2